ASGI Mesirow Insight Fund, LLC
ASGI Mesirow Insight Fund I, LLC
ASGI Mesirow Insight TEI Fund I, LLC
ASGI Mesirow Insight Fund A, LLC
ASGI Mesirow Insight Fund TEI Fund A, LLC


ITEM 77Q.2.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

For the period from February 1, 2012 through March 31,
2012, to the Fund's knowledge, based solely on a review of reports furnished to the Fund and on representations made, all required persons have complied with all filing requirements pursuant to Section 16(a).